

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via e-mail:
Mr. William C. Cobb
Chief Executive Officer
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105

>   **Re: H&R Block, Inc.**
>   **Form 10-K for the fiscal year ended April 30, 2011**
>   **Filed June 23, 2011**
>   **Form 10-Q for the quarterly periods ended**
>   **October 31, 2011 and January 31, 2012**
>   **Filed December 5, 2011 and March 7, 2012**
>   **File No. 001-06089**

Dear Mr. Cobb:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Terry French for
>
>   Larry Spirgel
>   Assistant Director